
CHATTANOOGA
FOOTBALL CLUB
2022 Report

Dear investors,

Dear Shareholder:

2021 + 2022 YEAR IN REVIEWS

2021: A year of transition and change for the Chattanooga Football Club.

As you all well know, the challenges of responding to COVID-19 and its ripple effects continued throughout the year, presenting ongoing obstacles. However, our club's focus on our purpose and mission helped us to find ways to build our community using the sport of soccer. The leadership of our CEO Jeremy Alumbaugh and the determination of our staff, coaches, and players helped to launch a full and successful professional season while also growing partnerships and launching new initiatives. And through it all, the Chattanooga community continued to support us in amazing ways.

The ongoing repercussions of COVID-19 responses continued to present economic challenges to lower leagues of all sports across the country, and Chattanooga FC was no exception. However, a strong commitment of financial support from both the Board and the Owners helped to bolster the club and bring stability. Please refer to the full financial report for detailed information.

Our Men's team made the transition to their first complete professional NISA season, 37 games spanning eight months (including friendlies and exhibition matches). It was the most games played in a season in club history, and 20 of those matches were played in Finley Stadium. We were also able to launch the season by hosting the league's NISA Spring Tournament (The Legend's Cup) with all ten teams here in Chattanooga April 13-25. This put our city, our club and our league in a national spotlight and made an estimated economic impact of injecting $1.5 million dollars into our community.

Playing in a large facility like Finley Stadium also meant that we could host fans in the stadium while accommodating health concerns. Our city responded with great enthusiasm, and Chattanooga FC finished 2021 with the fifth highest average attendance out of more than twenty one Division III teams across all leagues in the US. We also saw very strong attendance numbers at the end of the season, even though we faced competition from immensely popular college football games!

Another exciting transition with the Men's team in 2021 was to have several of our local youth and Academy players practice and even play some games with the first team as amateur players. This resulted in our first-ever signing of a Chattanooga FC Academy player, Damian Rodriguez, to a professional contract with CFC in December. Be sure to come out and cheer on our homegrown talent in 2022!

Our partnership with VfL Wolfsburg in Germany continues to grow as they provide even more resources and expertise in player development, coaching and talent identification. In 2021, this partnership culminated with the announcement of the relaunch of our premier Women's team. The Women's team will begin play in late spring of 2022 in the largest and most established league in the country, the WPSL.

While the Chattanooga FC Foundation and the Chattanooga FC Academy are separate entities from Chattanooga FC, they are part of the larger CFC family and have a huge impact in the community. Both are growing in the numbers of young people they are able to coach and train – both in soccer and in life. The Foundation also manages six futsal courts at Highland Park Commons, which not only hosts 1,200 people every week, but also has adult soccer leagues that are operating at maximum capacity. Also in 2021, the Foundation was given a lease by the city to build three new full size fields at Montague Park right in downtown Chattanooga. These desperately needed fields will continue to increase soccer training, as well as encourage health and wellness through any sport that needs an open area.

Other strategic changes have been in staffing: adding to the front office to position the club for growth in everything from ticket sales to partnerships in an effort to build in the years leading up to the 2026 World Cup, which will be held right here in the USA. On top of this, highly experienced Rod Underwood joined the club as new Head Coach and Sporting Director for the men late in 2021. He also was joined by a talented Assistant Coach, Chris Nugent. All of our new personnel fit wonderfully with our mission, and we believe they will help to grow the character and culture of the club in positive ways.

Finally, as we move into 2022 the Board and shareholders believe in the purpose and mission of the club — and in the work of the Foundation and the Academy — more than ever. Along with this belief comes a strong financial investment in the club, in order to bring stability so that we can truly focus on realizing our mission.

On behalf of the staff, players and board members of Chattanooga Football Club, I thank you for your support during the course of 2021. We feel that Chattanooga and Chattanooga FC are truly better together with you! #BetterTogether

2022: A year of new beginnings for the Chattanooga Football Club.

A New Beginning for the CFC Women

We relaunched the Women's team which had been inactive since 2019. New Head Coach Randy Douglas and Assistant Coach Jasmine Marquez overcame the hurdles of putting together a competitive team in a short timeframe and were able to take the team to the Women's Premier Soccer League (WPSL) Southeast Conference playoffs in their first season back in action.

While the women's team is made up of all amateur players, the club brought its experience in running a professional men's team to the table and elevated the women's experience during the brief summer season. And the CFC Women launched the new era with their own identity — including the logo and home jersey designs.

Best of all, the team was embraced by our fans and the community at large, with record attendance over their four home matches. Strong recruiting in the off season looks to put the CFC Women in position for an exciting 2023 campaign that kicks off on May 20.

A New Chapter for the CFC Men

New Sporting Director and Head Coach, Rod Underwood, and new Assistant Coach, Chris Nugent, joined GK Coach, Jordan Mattheiss, to take a team of over 60% new players into our third season as a professional club. The team was able to return to its winning ways and to reinstate the tradition of battling for the top spot in the league.

While the team just missed out on the National Championship in a 1-0 loss in the Semifinal, the team amassed 56 goals and 16 wins over the eight month season — including earning the most points of any team in league play, and a huge US Open Cup upset win against Memphis 901 (from the USL Championship) in April.

The men's team earned many accolades with six players being named to the league Best XI Teams, a Coach of the Year Award (Rod Underwood) and an MVP and Golden Boot winner (Markus Naglestad).

Reinforcing Community Impact

The Chattanooga FC Foundation and its many programs impacted almost 1,500 kids, with over 90% coming from minority or disadvantaged communities. The programs have grown to be implemented in 27 schools across four counties and two states. CFCF is developing soccer programs to bridge the gap between rec and competitive soccer for children of financially challenged families. The Chattanooga Football League (adult soccer leagues) hit maximum capacity with over 2,700 participants with 31 teams.

The Foundation operates the Highland Park Commons facility, which hosted over 3,500 futsal court reservations during the year, along with players from 51 countries. The Foundation is also raising funds to redevelop the Montague Park facility, which will be designed as a multisport facility — hosting everything from soccer to rugby to volleyball and more.

Chattanooga FC Academy has also continued its steady growth and pursuit of excellence. CFCA placed multiple players in the Regional Pool for the Olympic Development Program and had several teams win State Championships. The girls had two players named to high school All-State Teams, and three players selected to play with the CFC Women. Meanwhile three players from the boys Academy teams practiced regularly with the CFC Men. Finally, the Academy provided $60,000 to families in need-based scholarship aid.

Renewed Partnership with vfL Wolfsburg

We strengthened our partnership with vfL Wolfsburg by bringing three internationally based coaches to help with Academy and Foundation initiatives — including the launch of the StrongHer program. The StrongHer project gives socially disadvantaged girls from the region in and around Chattanooga, access to soccer, which teaches them about community,



social interaction in sports, and team sports characteristics such as fair play, respect and equality.

Wolfsburg remains a strong partner with Chattanooga FC, bringing expertise, resources and personnel to the club, the Academy, and our Foundation.

A New Beginning at Fort Finley

In June 2022 new Executive Director of Finley Stadium, Brian Wright, brought his years of experience and expertise in running Mercedes Benz Stadium (home of Atlanta United and the Atlanta Falcons) here to Chattanooga. His innovations injected excitement and life into the stadium, and CFC has renewed our contract with Finley for another three years with an option for a fourth. Wright and Finley Stadium also announced a $30,000 investment in concessions for the 2023 season.

A New Era of Leadership

CEO Jeremy Alumbaugh brought CFC into its professional era, leading the club from December 2019 through January 2023. Jeremy guided the club through the difficulties of COVID lockdowns and a shortened season, as well as the financial challenges that came with those issues. He also grew the front office staff and helped to position the club for success even after his departure.

During 2022, the club ownership and the Board of Directors became streamlined and more efficient. The ownership also brought new investment into the club, increasing stability and strength. Interim CEO Davis Grizzard continues to build the front office staff and club leadership structure, while also leading the search for a CEO for the next era of the club. A number of promising candidates are being carefully considered for the position.

Once again, I thank you for your support in 2022, on behalf of the staff, players and board members of Chattanooga Football Club. Because of you, we continue to be #BetterTogether.

Paul Rustand

Chairman of the Board

We need your help!

CFC is in a pivotal year and always moving forward. We are excited about new leadership on the horizon and a strong team to take us all the way in NISA this year. As we look to the future, ensuring our investors are involved and active is always a top priority for us. We would love that to be as small as following us on social media, sharing our news, and staying up to date with the team, all the way to buying tickets, having your company become a partner, and hosting large groups at our matches. We know you invested because you want to see the growth of this club. Become a part of it too all season long!

Sincerely,

Thomas Clark

Board of Directors

Paul Rustand

Chairman of the Board of Directors

Jamion Williams

Supporter-Shareholder Representative

Davis Grizzard

Owner and Interim CEO

Our Mission

Our goal has always been to establish a community-based club that will be around for 100 years, like soccer clubs around the world. With the experience gained over the last 10 seasons, we've established our place in the landscape of American soccer and are ready to move to the next level. We are adding professional players next year and playing a longer season in a new league we're helping launch. This is something we've been working on for years, and we are thrilled to finally see it happen.

See our full profile

How did we do this year?

Report Card

B+

The Good

- The Club has a record number of Groups come out to enjoy matches.
- The Women's team was relaunched and received the same CFC welcome as the Men's team.
- The Club relaunched its website to be more user friendly and saw an increase in interactions on social media.

The Bad

- Some ticket packages offered online were not customer friendly, which was set as a high priority moving toward the next season.
- Our league is a national league, and we need to improve our national partnership presence.
- The broadcast stream of games needs to be professionalized with faster turnaround times.

2022 At a Glance

January 1 to December 31

Figure	Item
$1,105,907 [10%]	Revenue
-$1,412,242	Net Loss
$0	Short Term Debt
$3,528,700	Raised in 2022
$592,000	Cash on Hand As of 03/31/23

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

For the first time in America, a soccer club offers fans true ownership.

As Chattanooga Football Club enters a new era of growth, we're inviting you to invest in our future and own part of the team. By selling equity shares, we're expanding our commitment to Chattanooga and our fans, so that when Chattanooga Football Club wins, we all win. We are leading the way in American soccer, creating a sustainable model that's better for players, fans, and communities.

Our goal has always been to establish a community-based club that will be around for 100 years, like soccer clubs around the world. With the experience gained over the last 10 seasons, we've established our place in the landscape of American soccer and are ready to move to the next level. We are adding professional players next year and playing a longer season in a new league we're helping launch. This is something we've been working on for years, and we are thrilled to finally see it happen.

Milestones

Beautiful Game, Inc. was incorporated in the State of Tennessee in October 2018.

Since then, we have:

- This is a limited opportunity to own an equity stake in Chattanooga Football Club. Supporter shares are limited to 8,000. This is real equity with real rights—each share comes with life-long voting rights and special owner privileges.
- We have inspired dozens of community-based clubs throughout the United States, giving them hope that soccer can thrive in places we never thought possible. A successful raise will set an example and pave the way for other clubs and cities across America.
- By becoming an owner, you're not just investing in the local soccer community, as shareholder of a benefit corporation, you're buying a piece of U.S. soccer history.
- You can buy a share for yourself, your family, or your friends. For kids, team ownership is a gift that lasts a lifetime.
- Chattanooga Football Club shares have financial rights and come with voting privileges, investor updates, and special owner perks.
- We are well-established. Our loyal fan base has drawn the highest total attendance in the National Premier Soccer League over the last ten years—averaging more than 4,000 fans per game in 2017. We have set many amateur soccer attendance records, includin

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $1,105,907 compared to the year ended December 31, 2021, when the Company had revenues of $1,234,799. Our gross margin was 19.55% in fiscal year 2022, compared to 56.63% in 2021.
- *Assets*. As of December 31, 2022, the Company had total assets of $1,528,214, including $1,050,159 in cash. As of December 31, 2021, the Company had $412,434 in total assets, including $37,461 in cash.
- *Net Loss*. The Company has had net losses of $1,412,242 and net losses of $885,624 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $0 for the fiscal year ended December 31, 2022 and $1,000,000 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $4,781,656 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Beautiful Game, Inc. cash in hand is $592,000, as of March 2023. Over the last three months, revenues have averaged $148,000/month, cost of goods sold has averaged $21,000/month, and operational expenses have averaged $24,300/month, for an average net margin of $102,700 per month. Our intent is to be profitable in 4 months.

In January 2023, the club hosted a Major League Soccer team and saw the biggest ticket revenue day in the club's history.

The Club revenues will be close to or exceed $500,000 in the next six months. Ticket sales, both single game and annual passes, will account for half of the revenue earned. The remaining will be earned primarily through corporate sponsors as well as merchandise sales.

The Club is currently not profitable and is on track to finish this year with a loss of approximately $500,000. The Club aims to be at a breakeven point within the next five calendar years.

The Clubs board members and primary owner are committed to moving the Club forward to a sustainable future.

All projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -128% Gross Margin: 20% Return on Assets: -92% Earnings per Share: -$23,936.31 Revenue per Employee: $78,993 Cash to Assets: 69% Revenue to Receivables: 928% Debt Ratio: 0%

2022_Annual_Report_GAAP_Unaudited_Uploaded.pdf

2021_Annual_Report_GAAP_Unaudited_Filed.pdf

We ❤ Our 3176 Investors

Thank You For Believing In Us

Thank You For Believing In Us

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Chad Rigler	Jim Ledbetter	Cameron Doody	Ryan Peck	Kristopher Perkins	Douglas Chapin	Joe Rugo
Van Hayes	Kris Erskine	Sara Alexis Miller	Kp Ronde	Carolyn Adams Sencker	Leigh Klein	Christian Warren
Mirka Buchorova	Jack White	Wade A. Hinton	Alex Castro	Harleigh Burtis	Richard Causby	Matt McGaulley
Robert Grot	Blake Weber	Chris Han	Markus Smarzoch	Bryan Christoffer	Ryan Link	Graham Gilley
Jody Bankston	Tom Tidwell	Kieran O'Donnell	Jason Hamlett	Brian Stearns	Adam Sarrain	Josh Johnson
Gerry U Stephens Jr	Erin Leonard	Franklin Shepard	Brent Goldberg	Ross Wagner	Trish And Steven Howell	Cheryl Millsaps
Eric Biglands	Jen Martin Carlson	Jason Castro	Daniel Gamble	Tom McKinney	Robert Parks	Joe Haskins
Will Addy	Justin Koehn	James Fawls	Stephen J McKeehan	Jacob Byars	Thomas Keeling	Jarell Steve Dontekoe
Nathan Julie Allison	Graham Courter	Evan Rea Shepard	Laurie Eiken Evans	Stacie Greene	Pete Sentora	Jeffrey Bennett
Jamie Lee Watkins	Lance Myhan	Christopher James Dolmas	Mark Faczewski	Alejandro Martinez Steele	Rudolph Trolha	Timothy Gertz
Jay Kiral	Anthony Warnack	Jonathon Jankovich	Tom Stephens	Shuo Wang	Zach Walker	Wilbert Hogan
Caitlin O'Rourke	Virginia Lee	Paul Brocato	Garry Dull	Frank Brock I	Philip Pomposi	Matt Limarick JR
Caroline And Jim Rogers	Lee Bernhoft	Matthew Zaborcik	Scott A Mollenbrok	Darly M LUELLEN	Thomas Larry Cox	Mordell G. Crosby
Stephen Parker	Asif Ali	Ryan Triplett	Ronald Lieberman	James L. Wedo	Dorothy C. Brock	Christopher Dekke
Exequiel Ramos	Ryan Daley	Robert Burton	Robert Federsen	Tom Morris	Elizabeth Graham	Laura Knight
Nikki WILLIAMS	Ruben Morillas	Kemmer Anderson	Henry E Ryan	Hal Bowling	Kurt Clark	Elle Brock
Robert Ryder	Robert Scarbrough	Nathan Erwin	Dave Connis	Caleb Stambaugh	Daniel Hosener	Jennifer Isaacson
Randall Matthew Sanders	Frank Davis	Ross Singer	Michael Todd Hudgins	Michal Lorenc	Nikolas Lucarzar	Matthew Van Duinen
Cassandra Anne Elder Sa...	William Watson	James Morris	Lesley Van Duinen	Geoffrey Climer	Kevin Harris	David H. Allen
Henry Hunter	Kim Amone	Shibu Joseph	Patrick Hughes	Stephanie Hays	Allison Switzer	Jeffrey Lorenz
Joel Carrick	Catherine Tate	Windy Scott	Stephanie Linnight	Shibu Joseph	Justin Dickerson	Callum Wishart
Harry Soriano	Nilesh Dhakal	Scott Chadwell	Jay Shankle	Caleb Norman	Matthew Brocato	Allen Medearis
Joshua Beker	John Calvin Sweet III	Kelli Welton	Jordan Davis	William Clee Halsten III	Will Rimer	Alexandr Sokolov
Bryan Coe	Shaun Weldon	Derek Whitaker	Ryan Stinton	Steven Sharpe	Andy Glisson	Patrick W Horton
Jason White	Kenneth Morris	Octavio Mingura	Jeff Berger	Anthony Preston	Avery Van Duinen	Stephen Jackson
Joshua Hamby	Scott Springer	William Alexander	Brent Hurst	Greta Locklear	Matt Nahhefeldt	Noah Trumert
Aarik Long	Caleb Bevew	Mark Prirvatsky	Quinn Hickey	Thomas Parmer	Justin Forgette	Matt Enbol
Janette Hickey	Sarah Brook	Christopher Fason	Rich Wyckoff	Ethan Spivey	Drew Spencer Miller	Christy Auld
Sylar Holmes	William Christopher Meth...	John And Laryessa Holmes	Joseph DeGaetano	Michelle Hemidi	Jerome C ENGLAND	Clayton Cornell
Felipe Muñoz	Scott Thompson	Elizabeth Tapp	Michael Verrill	Adam Ewing	Kay Deyea	Adam Hipp
Reid Hamilton Northcutt	James Frierson	Jona Anne Randolph	Zachary Rossetto	Debbie Elliott	Evan England	Brent McMillion
Bernie Auld	Kathryn M Loftis	Tom Montague	Mark J Limerick	Philipe Aldanir	Kevin Collins	Scott Kramer
Travis Patton	Blake Richardson	Paul Barbeze	Marco Concha	Lea J. Self	Vincent Novak	Kris Alexin
Sandra Calhoun	John Travis Dewberry Bl...	Michael Swanson	Adelaide Davenport Neu...	Taylor Bryar	Jeff ROMINE	Jonathan C Hooker
Robbie Creswell	Andrea Beckwoort	Steven Dustin Granger	Jonathan Dreiling	Chris Allen	Will Honeycutt	William Reed
Ryan Long	Thomas Gonzalez	Paul Cain	Youry Gonzalez	Ian Raymond	Thomas Wilson	Leighton Large
Pantelis Papadopoulos	Kris Kristich	Froylan E. Romo	Jack Kelly	Connor Kelly	John Haws	Mary Elizabeth And Julian...
Matt Neff	Dana Bowser	Tommora Edens	Brett Williams	Danielle Darling	Michelle Brown	Andrew J Finnell
Amanda Jaszkowski	John Udland	Jason Mcclure	Daniel Kelley	Thomas Schmidt	Richard Becherer	Ray DeJong
Mark De Haan	Ernest Dempsey	Brad Wheatley	George Widmann	Shannon Lanier	Arts Nar	David Yarr
Tim And Allison Gorman	Jared L. Hardin	Michael Nathan Winder	Matt Patterson	Benjamin SHAW	Jimmy Caldwell	Jose Reyes
Toby Darling	Ann Henley And Doug Pe...	Brian Franser	Christian Pourreau	Peter Zimmerman	Mathew Soloff	Keenan Ibrahimbache
Paulette Delapenha	Kaylon Tuttle	David Fratto	Anthony Tam Van Le	English Fugatt	Ben Johnston	Scott Shaw
Megan Gaither	Stuart P HOLLADAY	Deborah Jones	John Carriere	Janet Suber	Frederick Hitchcock	Aaron Thompson
Carrie Lykins	Thanh Nguyen	Joshua Woodrow	Barry Fawcett	Kacth King	Andrew Hunt	Francesca Thomson
Chris LaMacchia	Erik Futral	Michael Hall	Drake Rustand	Gardner Rustand	Faby Fawcett	James McLendon
Marshall Wisdom Rustand	Kate Rustand	Bulmer Brock	Adbel Valcarce	Michael Haemmle	Will De La Morte	Ila Brock
Fernando Cano	Johnnie Mae Rustand	Trey Meyer	Peter Woolcock	Andrew Mims	Pamela Gonzalez	Melissa Perry
Josh Cooper	Lori Elliott	Daniel Loveless	James David Crisp	C Mark Warren	Timothy Cleary	Zoe Rustand
Effe Rustand	Jason N Coleman	Karl Rigby	Manuela Bresee	David T Corey	Maura Sullivan	Eden Brock
Harrison Hawthorne	Wendy Halvorson	Brock Rustand	Roger Frecalossi	Asher Addison Rustand	Nicolas Poulin	Alex Davey
Bento Lobo	Aaron Lea	Alexander Bodwell	Bryan Stewart	Brian Finley	Michael Smith	Caleb Smith
Tanner Workman	Jamie Wright	Thomas Clark	Ty Conner	Rosalie Coniglio	Ash Ward	Dan Grabski
John Coniglio	Michael O'Malley	Eric Young	Deepak Gahlot	Bill Bolen	Jeff Stomel	Chris Gross
Laurahelen Clark	Albert J Schurman	Joshua Reynolds	Marcus McWilliams	Donny Armstrong	Hugh Owen Maclellan III	Will Perry
Martin Richard	Derek Halvorson	Merri E Anderson	Curt Hitchens	Benny Middleton	Brent Floyd	Owen Seaton
Edwin Hartman	Jonathan Greenfield	David Elliott	Cabel Parker	William Dyers	Trevor Gocke	Kyle Johnson
Brian Swinney	Robert K. Holt Jr	Jonathan Andrew Gibbons	Ricardo Torres	John Johnson	Taylor Bolcher	Ron Gilmore
Christopher Kivlehan	Travis Blevins	Lissa Goeltz	Nathan Feldman	Graham Amoroso	Amy Gonzalez	John Tipton
Chad Gersky	Andrea Celeste Herbert	Guyon Lozach	Phu Le Ho	Liz Gibbons	Rachel Thacker	Charlotte Barron
Mike McCall	Sean McVity	Catherine Schon	James Patty	Lina Aslani	Luke Rivers	Bradley Faulk
Sam Brown	Michael Neal McCoy	Ray Allan Haskins, Jr.	Adrian Perez	Emma Black	Gregory Felgeles	Benjamin Denkin
Brian Foy	Donovan Walters	Nolan Smith	George & Karen Balrakis	Patrick Moorefield	Laura Rocha	Matthew Allen
Robert Farullo	Steven Dillon	Austin Starkey	Steve Hammerstone	Patrick K Shultz	Jane Well	Jim Boles
Andrew Lacebauche	Walker Rhodes	Steve Obrzut	Deanna Swiney	Jessica Baker	Luke Samuel Woods	Scott H. Swiney
Brenda Payne	Will Ashley	David Morris	Sean Berry	Kevin Horns	Neal Ligon	Daniel And Jeannie Hixon
Barbara Bluma Ensign	Kent Collyer	Coray Parman	Michael Patrick R. Flores	Dante Ricardo Perloche	Barbara Davis	John Bradshaw
David Holliday	Nicholas Crocker	Erik Pedersen	Linda Heusmann	Jarvis Royal	Phil Waites	Claire Tuley
Elizabeth Igou	David Gimple	Clint Huntrods	Barron Siskey	Robert Eli Clendenin IV	Amanda Collins	Donald Steele
Andrew Hennen	John Mark Stewart	Jeremy A. Thacker	Jonathan Yardley	Matt Busby	JL Watters	Randall LYNSKEY
Gerard McLean	David Kilsheimer	William Cummings	Janice Turner	Jeffrey Jump	Jason A Lehn	Larry Turner
Brett Rousch	Michael Royal	Randy Doyle	Adam Gurley	Douglas Hodge	Kristine York	Jude Michael Feella
James Izurieta	Joseph Critos	Hal Baker	Andrew Kean	Stylianos Chatzimanolis	Allison Cunningham	Lurone Jennings
Tripp Thurston	Kenneth Burks	Sophia Moses	Dave Holscher	Penny Jannerbo	Andrew Flerchinger	Alex Smith
Graham Harrell	James Michael Phebus, Jr.	William R Tate	Keith Maxwell	Micah Mckee	Michael Kelley	Jonathan Parrish
Tommy Sims	Jennifer Langworthy	Laura Brock	Henry George	Tom Griscom	Aaron Craft	James White
Bill Tate	Danielle Rustand	Benoit Carbon	Aaron Martinez	Andy Priddy	Paulina A Macaris	Terrance Nick Bryant
Kyle Martino	Mike Paty	Lesley Brock	Jeffrey Holland	Khara Cole	Christopher Singh	Daniel Fetton
Randi And Jamion Williams	R M Cheppell	Andrew Call	Sam Silbereich	Jason Mermelstein	Micah McElveen	Amy Chappell
William Morris Elliott, Sr	Dustin Grizzle	Keaton Hughes	Julio Hernandez	Roger Kincer	Joseph Taylor	Jordan Payne
Julie Stokes	Chadwick Akins	Aaron Rieth	Joseph Webb	Daniel Shartle	Taylor Brock	Sean McNew
Brian Heusterberg	Mike Alley	Kyle Coby	Michael Deere	Stephen Ptucha	Benjamin Harper	Gerald Kenneth Brocker, ...
John Hawbaker	Scott Schnitzer	Todd Davis	Alex Ancock	Jake Silbereich	Joey Jenkins	Barrett Catalana
Hunt Davidson	Nick Parker	Mike Newton	John Crawford Jr	Christopher Mozen	Nick Lovelady	Mark Przybysz
Steffan Holder	Spencer Ross	Joshua Taylor	Patrick Lenoir	Kruest Brock	Jose Da Silva	Adrian Ben Cairns II
Joseph Ushinski	Adam D. Courtney	Amanda Fackler	Andrew Carlile	Jason Shroyer	Thomas Kosik	Kevin Teneyck
Robert Wilson	Lucy Sawrie	Jeremy Sisy	Gary L Castleberry	Todd Jefferies	Jackson Harris	Rob Noland
Lee Coobie	Colin Williams	Jeffrey Cronin	Lawson Milburn	Carlton J Harris Sr	Dennis Lars Rogers	Cindy Deere
Micah Horvath	Susan Leonard HALL	Scotty Webb	Mary Gorman	Rachel Thomas	William Francis Joseph IV	David Garrison
Bryan Falatovich	Mark Bujarski	Mike Sonnenburg	Ben Schubhof	Joseph Schlabs	Tomas Arciniega	Contessa Anderson
Steve Hawthorne	Stephen Titcombe	Benjamin Sweeney	Mike Bradshaw	Larry Fogo (Buddy)	David Austin	Chris Fraser
Daniel Rather	Joseph Pinkerton	Lynda Minks Hood	Gordon Cobb	Arie Colburn	William Macia	Kimberly Hays
Drew Courtney	Prasiddha Paudel	Brandon Flood	Ryan Joseph Faella	Edward R Frairie	Dolores Hopkins	Drew Housman
Jayson Simmons	Andrew Scarbrough	John Plavior	Chris Shaw	Casey Tuggle	Amanda Sprague	Douglas Finlay
Justin Fordley	Kenny Ferguson	Stewart Fogo	Robert Stegmaier	Tracey Mann	Jackson Alexander	Sarah And Jay Morgan
Aidan Chapman	Hamilton Brock	Matthew Montoya	Larry Minnaar	Adrian Aguirre	Hunter Brock	Geoffrey Rittenhouse
Natalie Young	Thomas Frankel	Tom Doescher	Simon Tryzna	Jared Lincoln Magee	Maclaine Brock	Andrew Retz
Rebecca Brock	Benjamin Sullivan	Benjamin Brock	Hunter McLaughlen	Vickie Towery	Dr. Bill Johnson	Ryan Dingman
Emily Anderson	Kyle Knight	Noe Haded	Paul Payne	Brian Beaulieu	Steve D Swain	Rex Allen
Timothy Barnes	Brenden Davies	Hassan Ghazi	Bogachan Akyildiz	Robert McMullen	John Duncan	William Dewayne Cate
Theodore Rankin	Todd Drake	Julie Griffin	Erik Hoskins	Bruce Nelson	Tim Coy	Bradley Wilson
Joseph Dratno	Dale Roden	Kenneth Mikaal Cox	Justin Lowery	Robert Aaron Hursucker	Lucas Farmer	Brian O'Shaughnessy
Ryan Conner	Allen Bibla	Anna Brodia Fisher	Patrick And Wendy Jensen	Porter O'Shaughnessy	Jonathan Scoles	Brian O'Shaughnessy
Nash Family	Robert Brannan	Kevin Larkenby	Thomas George	Michael Hiller	Matt Haines	Blake Sherman
Charles (Niki) Bushell	Jason Brannan	Joshua Overton	Karen G Shultz	Brian Malone	Rishi Sehgal	Phillip PERKERSON
Philip L Lewis	Nathan Lawson	Jacob Kobernik	Melody Kobernik	Jess Mckay	Hadyn Feva	Stefani Bel
Jim Coopock	Thomas M. Egleston	Jean Paul Tipoit	Sydney King	Bill Heck	Lori Stenger	David F Tippit II
Laurel Doles	Christopher Peyton Atchley	Renee Muzick	John Seavey	Walter Staszewski	Robert Regal III	Alvin Silbereich
Andy Campbell	Taylor Davidson	David Schroeder	Kieran Kuldok	William Lucas	Keith Sparkman	Dillon Costa
Douglas James Smith	Joel Campbell	John C. Hagley	Rickey MOORE	Varbla Pravost	Michelle Greene	Matthew Alexander Pullon
Loletta M Burks	David Lorberbaum	Sean Velardes	Brian Smith	Isaiah Mouw	Jason Yancey	Spencer K Smith
Brian Benton	Zach Taylor	Christopher Copecia	Colby Richardson	Tim Marrer	Kenneth Fest	Judd Crane
Brandon Posey	Camila Neslin	Patrick J	Spencer Christian Gruber	Griffin Ball	Jonathan Ingraham	Ethan Scot Hunter
Grellen Harty	Andrew Foxwell	Kate Berryhill	Carolos Zourdos	Larry Andrew Clark III	Sara Wilson	Max Shapiro
Asa Shirley	Cristian Garcia	D. Michael Hood	Chanda Strickland	William M Elliott Jr	James Lunquest	Matthew Clyde Adams
Jarod Edwards	Shannon Mulholland	Taylor Dupre	Justin Mann	Derek Kilday	Drew Shodrick	Chad Rodman
Bill Glascock	William Hume Davenport	Laura Leann Fritz	Kyley Dickson	Kacth Sanford	Thomas Stipp	Logan K Deeney
Philip I	Alexander Scott Harrison	Rob Biondolillo	Daniel Wade	Ronald Burkett	John Blythe H Bailey	Timothy E Miller
Robert Cooley	James Walthe	Jason Goodwin	Justin Smith	Robert T Swafford	James Clancy	Melissa D Swafford
Chuck Crowder	Kevin Oh	Tinley Card	Anna Marie Swafford	John Clark Payne	Carson Merk	Davis Swafford
Amy Merk	Joshua Waxman	Alesa W. Odom	Karen Krues	Nick Lough	John Kleckley	Len Aulich
Patrick Howell	Jackson Fondley	Stephen Frickx	Michael Stocz	John Watson	Jd Short	Jo Ann Stanford
Erik Schmidt	Bryan Earnest	Iulian Alexandru	David Desch	Nicholas Horvath	James & Laura Weaver	Larry L. Torrence
Tyler Grant Lovelatta	L Gregory Williams	Craig Peavy	Cliff Hamilton	Scott Balling	Andrew Stoll	Shelton Clark
Christopher Hutsko	Erik Stover	Jason Weintraub	Justin Mowrey	Paul Casazza	Adam Prichard	David Kaufmann
Andrea Palfrey	Stephen Cole Tarver	Joachim Steinberg	Stacey Sanders	Frank Hellwig	Karen L Bradford	Dana Moody Hellwig
Rafael Gonzalez Alonso	Walter Liszeski	James Michael Phebus III	Eric Mann	Jeff Hughes	Liam OBrien	Bruce Jones
Marcus Linkert	Jeffrey Grondin	Brad Woe	Lawrence Young	Seamus Finnegan	Geoffrey Fowler	Kathy Lennon
Lynn Chesnutt	Sandra Hill	Eric Myers	Ann A Hackabe	Casey Payne	Mark Bresee	Robert C Bayne
Ian Gilliam	Theresa Liedtka	Sheila Boyington	Nathan Long	Robert Cutchin	Paul TULLY	Tanner Espy
Alan Bohms	Dr. Nick Papadea	Geoff Millener	Bill Hammontree	John Jolley	Jedidiah Jonas	Kevin DiStasio

Bo Allor	Lee Adams	David E. Miller	Rick Matthews	Richard McDearman	James Millsaps	Charlie Brock
Bruce Owens	Ken Allemon	W. Jeffrey Sisk	David Russell	David Nelson	Ken Garner	Kelly Sandefer
Steen Watson	Christine Miller	Gonzalo Rodriguez	Ian Leavy	Melinda Tritico	Therese P Tilley	James Mayer
Bill Bulls	Katherine Silbereich	Ryan Wadley	Eli Hernandez	Isai Hernandez	Carl Sheffield	Brian Maple
Reunel Perez	Jesse Gaylor	Daniel Cervantes	Michael Werkart	Laura Trinidad	Juan Trinidad Jr	Brad Combs
Melinda Tritico	Steven A	Reginald Jean-Jacques	Vincent Ivan Phipps	Michael McMillen	Friedmann Kathrina	Gabriel Derr
Seth Weitz	Jeffrey Maddux	Jeremy Scher	Christopher Condit	Christopher J Hennen	Kevin Cherrick	Serge Castlebery
Priscilla Castlebery	Matt Roberts	Jason Hicks	Morgan Pate Vinson	Jessica Stricker	David Frempong	Du Quay Allen
Mark Marcum	Josh Pipkin	George Eoel	Luz Bohorquez	Obinna Okoronkwo	Matt Hodges	Dan Hoffay
Amy Brock-Hoh	Cynthia P Lee	Matthew Maher	Leo Dacoregio	William Yarrall	Olivier Bruno LEMAITRE	Besmir Zuta
James S Hicks	Michael Beckwith	Daniel Ross	David Mitchell	William Llewellyn Estes	Andrew Ross	Richard A Johnson
Luis Angel Cardona	Samuel S. Boozer	Crew Dolberry	C. Gaston	Chase Dillard	Alli Rose	Richard A Reed Sr
Travis Doyle	Sebastian Amer	Alison Lebovitz	Andy Perez	Marc Capezzone	John R. LeBar	James Sell
Michael Sell	Taylor Melton	Brian Sell	Geoffrey Tarr	Mike Morando	Noah Vinik	Susan Harris
Fred Redmer	Corey Miller	Joshua H. McManus	Timothy P. Davis	Christopher Link	Thomas Higgins	Jock Wood
Stephen Foltz	Robert Starzl	Mark Hinley	Matt Bowen	Codi Crippen	Brandon Howell	Matthew Stapp
Robert Jake Connelly	Alex Bossert	John Tally Johnston III	Owen Bossert	Janelle O'Neil	Andrew S Balogh	John Ruttar
Bryan Smith	Willard W Johnston	Bettye Lynn Smith	Richard Bossett	Douglas McConnell	Justin K Mounts	Matthew Mooney
Charles S Webb	Sobeen Dave	Ethan Ospina	Kyle Roschli	Brian Cassiday	Jacob Nathaniel Alford	Katherine Jones
Jacob Brown	Judy M. Schwartz	Andrew Fox	Aaron Wade Morrison	Daniel Van Tromp	Chris Nini	Bennett Perry
Andrew Taylor Newman	Timothy Ashton	David Matthew Coniglio	Noel O'Brien	Donovan Hall	Trevor Hall	Milan Patel
Evan Fiffies	Thomas Labuzienski	Brody Fearlman	Nicole Kelly	Ricardo Torres	Christopher Fedorczk	Luis A Calderon
Gary Eric Levitt	Tom & Carolyn Iyoob	Nathan C Newbold IV	Michael Richard Seal	Will Hopping	Jeffrey Sung	Frantz Petitfrere
Ethan C. Bently	Robin Crump	Gloria S	Dylan Falcone	Charles Carlson	Jackie Carline	Dominick Kiekhaefer
Jason McKenna	Jarad Williams	Gina Dhanani	Chuck Strickland	Annea Robinson	Brian Barker	James Healey
Jonathan Horton	Kati Solomon	Project Dogwaffle	Robert Keith Jackson	Daniel Hatt	Emil Dezic	Gene Schwartzman
Riley Sumrall	Martha J. Rose	Aaron Sumrall	Curtis Krystek	Albert E Platt	Leon Dusoe	John David Rausch, Jr
Osvaldo Freire Fonseca	Raelynn C. Bryson	Teagan M. Bryson	Arlo J. Thacker	Nathan R WEAVER	Connor Sumrall	Rebecca Carew
Deborah Jeng Baclowski	Duane E Schermerhorn	George Aslinger	Michael DEGALA	Rosemary Milburn	Blair Reamy	Michael Lee
Jeffrey W Miller	Margaret Godfrey	Holly Ashley	John Kerns	Adam L Waldrop	Cynthia Wright	James Ferrell
Jagan Pathra	Gary Moody	John F Wright	Rod Johns	Edward Waters Pollard	Andrew Quinn	Donald Kitzner
Laurie Killener	Polly Carden Lynch	Catherine Oakley	Drew Clark	Melissa Johnston	John Bates	Ronald WILLIAMS
Brian Wright	Deaurtian Crawford	Hubert Ma	Benjamin Brown	Benjamin Brown	Benjamin Brown	Jennifer A Peet
Bert Wilhoite	Luke Hathaway	Will Rymer	Alice Steele	Franklin E. Powers, Jr.	Jason Rios	Daniel Rodriguez
Kristina Bone	Jeff Abel	Callie Brumley	Wyatt Kier	Linda Knight	Carlo MacDonald	Lindsey Scott
Josue Aguilar	Susan Polcari	William P Aikon	Jonathon Polcari	Matthew Pruitt	David Wimmer	Nick Mohler
Shawn Kurrelmeier-Lee	Brian Sardjoe	Maggie Duckworth	Gary Glazier	Brian Childers	Chase Jones	Steven Rocca
Jeffrey Zachary	Jeremy I Katz	Raul Alonso Jr.	Dakota Sindar	Thomas Ennis	William Minehan	Megan Brown
Jonathan Wilson	Matt Kincer	Erin R. Chandler	Doug Smith	Mitch Patel	James L Murphy III	Joe Tenison
Adam Perez	Joseph STAVEN	Lukas Cecil	Michael Vasta	Robert Steven Sewell	George W Donaldson	Jaylin Wright
David Graham	Peter Rebiskie	Thomas Rebiskie	Erik Brook	Stephen Drummond	Michael Snyder	Aaron Gunyon
Keith Reese	Adriana Petrnecky	Victoria Casacco	Sarah Hawkins	Mary Caughran	Cameron Rozi	Pauline Hartney
Dennis Davidson	Robert Mulholland	Moises Drummond	Rita Brook	Jim Johnson	Grafton Robinson	David Phifer
Viren Patel	Ben Schnell	Richard Tyrrall	Rich Johnson	Tom Cory	Elijah Goudzward	Nicholas A Beyer
Steve Russell	Christopher Vega	Britton Stansell	Stefan Szymanski	Jordan Charlupski	Jay And Morgan Evarett	David Green
Leslie Vasta	Andrew McCallie	Adam Lee Wirke	Matthew Dudek	Tim McConnell	Victoria Smith	John Nelson
Carrie ALLEN	McKinzie Marcus	Angela Hailey	Kathryn Healy	Tom Stuart	Brandon Marsh	Zachary Hibbs
L Keith Lloyd	Jennifer McKinney	Annie Hall	J Alan Bautista	Matthew Finney	Dean S Hogue	J Nelson Irvine
John Hoskins	Jennifer Hairston	Ginger Delchunse	Debra Thomas	Sarah Aubrey Smith	Ginnie Plunkett	Brian Aguilar
Avett Milburn	Howard Kedes	Paul Brock	Danielle Feldman	Rob Dusseau	Colin Bloom	William Forgey
Tianna Weaver	Micah Gravitt	Richard Callan	Judith Milloner	Robert Jacobs	Gregory Neal Williams	Edward Ruddy
Robert R. Sloan	Dale & Lisa Taylor	Sarah Stumper	James Hudson	Wade Graham	Ronald Ray	Genevieve Gonzalez
Christiane Gonzalez	Richard F Callan	Luis Prieto	Christopher Marchant	Corey Hash	Sherry Campbell	Bryan Gibson
Charles Gover	Knut Hilles	Carol Pilkington	Christopher Leonard	Dudley Pate	Jack Head	John Musick
Thelma Collier	Stuart Pickrel	Eli Webster	Johnny White	Gregory C Sauer	Levi Calvin Kool	Melinda P Oakes
Stephen Kaufmann	Jeffrey Brown	Andrew King	Sylvie Cintron	Jack Meadams	Billy Van Jura	Richard Meys
Don Oakes	Henry Rolleston	Conor Leahy	Ryan Thompson	Coy Williams	Jeff SAMS	William Ulrich Aven
Davis GRIZZARD	Jonathan Prater	Laurie Johnson	Alan And Benny Shuptrine	Vernon Grizzard	Bradley Eric Baker	Jason Bailey
Robert Brett Laily	Bo Chamberlain	Hugh O Moran	J Stroud Watson	Kevin Rivers	Michael Falk	Teresa Hennen
Philip Gurley	Jon Longworth	Ashley Tillman	Sandra Townley	Megan Wanner	Tina Tenoda	Thomas D Bell
Todd Shelton	Patrick Marsh	Rebecca Bryan	John Anderson	Jimmy Aurelio Castillejo	Winston Sapigan	Andrew Matrikovich
Anthony Wayne Cole	Adam Hall	Rosemarie L. Hill	Gavin Spring	Gracie Lynn Foglesong	Tony Hebenstreit	Luke Meshburn
Thomas W Trevor III	Lenny Thomas	Chrysan Thomas	Jordan Stern	Ryan Bonner	Leigh Ann Nichols	Karen Payne
Jamie Curtis	Daniel Hidalgo	Will Owens	Luke Bonner	Jordan Coleman	Anthony Parrish	Carlos D Rodriguez
Jo Holder	Shaun Hyland	Christopher Poole	Matt Turney	Kaligan Meyers	Herman Meyers	Katelyn Newsome
Jeffrey Brown	Nathalie Spiesser	Shawn Mullins	Maccarena Blackhart	Brent LeBrock	Andreas Solakis	Jimmy Gaines
Andrew Gillespie	Andy Burnett	Robert Danford	Andrew Wiseman	David Dungan	Damon Crumley	Stewie Austin
Monica Luck	Summer & Jordan Eikkema	Steve Starkey	Eric Wells	Ashley Taylor	Tim Cobb	Rachel Cobb
Bruce Cairncliff	Lisa TUMLIN	Carly Chwal	Austin Jonas Marlette	Nicholas Lucento	Lexi Taylor	AJ Taylor
Andrew Iten	Josh Mumford	Terry & Maxine Russell	Casey J MILLER	Eduardo Herrera	Harvey Kivel	Randy Keith
Will Davis	Frederick Grieve	John R Deu	Mary Elizabeth Deu	Michael Feely	Robin P Seaman	Bryan Chase Sandidge
John Clark	Trent A. Ballard	Steven Owens	Cheryl Self	Michael Jefferson	Yoshimi Fujikawa	David Pan
Yoshie Fujikawa	Douglas Elkins	Frank Youmans	Leanne Kinney	Jim Milburn	Jason Mills	Lory Heron
Robert Devin Sauers	Beth Speeney	Luc Edes	Timothy Sullivan	Joe Anderson	Marc H. Ferrera	Lee MacLellan
Lee MacLellan	Levi Bridges	Robert Durall	Everette Diaz	Tim Larson	Bryan R Williams	Colin Blatchford
Rich Krysa	Timothy P Dietchford	Neo Smith	Ethan Robinson	Tyler Knight	Sydney Criso	Ted Peete
Sai Rao	Denise J Fears	Katie Giennasi	Brian Foote	Ethan Zimmerman	Gerald Were	Timothy Setter
Joshua Walker	Linda Guthorle	Kyle Wright	Lise Main	Steven Chudley	Andrew Kemp	Carl Russo
Richard Harflinger	Tyler Siira	Louise Winter	Severin Rucker	Zev Abram Wallick	Tyler Loiselle	S. Eric Youngblood
Perry WALKER	William Walker	Lauren Walker	Lucas Ames	Kurt Vammatre	Jacob Cole	Walter I Moore
Tyler Gay	Maxwell Crawley	Aleksis E Psychas	David E Nagelberg	Timothy Crawley	Jordan Mendelsohn	Jessie T Friend
Marshall Vickerson	Quinn Parman	John R. Brde	Matthew Andersen	Edgardo Pina	Daniel Kilduff	Angela Ballard
Tamra Paulsen-Mosher	Weslie Higdon	Scott McAnelly	F. Bo Clayton	Spencer White	Tom Deaver	Greg Beeirsto
Greg Roenick	McCall Webster	Jacob Kusoff	Robert C Steere	Will Doller	Andrew Kozbiel	Todd Kunkel
Jenna Barrett	Douglas Holzer	Steven Gordon	Ben Sharpe	Stacy Mills	Daniel Dworak	Kevin Barker
Casey Shores	Charles Campbell Blanke...	Cody Ruth	Paul Cahill	Samuel Dworak	Camilla Butler	Kyle Lewing
William Schober	Mitesh S KAPADIA	Rodger Marty	Tyler Kruckeberg	William Keitt	Julie Boehm	Max Crees
Greg And Angela Oberst	Savannah Amos	Patrick Amos	Chris Mahee	Jon WASSUM	Elijah Gibson	Michael Mosely
Jason Brown	Leslie Greear	Anita Gidden	Jeff Underwood	Andrea Reynolds	Arthur Stever	Waleed Ahmed
Jan Chenoweth	Jordan Bucher	Kyle Wilson	Christopher Dormar	Chris McKearney	Patrick McGary Smith	Rebecca Coleman
Ismail Aboumandour	Randell Ocie	Mark Harrison	Erik Moore	Alex Paul Loza	Ted Deacy	John Christensen
Beth Allen	Sheila Warman	Skylar Schwartz	Jacob Cottrill	William Starks	Cody McCullah	Stephen Mulholland
Lamar McCubbin	David Binder	Kendall Kelley	Isabel Singer-Seymour	Jason Robertson	Jason Robertson	Spencer Robinson
Spencer Jacob	Patrick Armstrong	Daniel Merrel	George Merriman	Francisco Alonis	James Germany	John Cena
Van Patton	Brent D. Staton, MD	Don Henry Robinson	Luke Wilson	Rudy Banerjee	Randall E Kinoshita	Matthew Wear
Herman L Quinn Jr	Adam Winn	Taylor Shannon	Basil Butt	Brice Burbank Berkeley E...	Jay Reyam	Andrew Taylor
Pamela R Holder	Joel Huber	Waqaas Saddique	S Reid	Andrew M Exum	Lisa Donoghue	Tyler Hardekopf
Benjamin Cook	Drew Barnes	Bradley Feuer	David Eiseman	Albert Peters III	Elliot Taylor	Michael A. Culver
Kate Harrison	Fabian Brocker	Dan Engeren	Bill Gassaway	Wayne And Laura Grizzle	Jacqueline Anita Black	Andrew Hillyer
James Norton	Adam Munro	Caitlin Barringer	Patrick O'Riordan	Angel Torres	Harriett C Whitaker	Berton Whitaker
Ian Newman	John Morgan	Peter Bosi	Tyler Newton	Paul Koster	Timothy Karis	Jason Robert K
Edward Y Gregory	Gordon S Murdoch III	Theodorus Tumelaira	Matthew Gallaher	Gabriel L Manga	Roy Rukkila	Steve Clark
Ishmael Carter	Alan Davies	Peter C. Moskowitz	Cameron Pratt	Brian Wiekinski	Michael Engstrom	Jonathan K Robbins
Brett D Girter	Vera Demchenko	Kenneth N Belthune	Marko Guzijan	Mark A Howel	Khalid White	Amos Pierre
Curtis Brown	Patrick Dunne, Jr.	Samuel Dunne	Neel Coffey	Hallie Scheets	Andrew Colton	Steve Fowler
Jeffrey Eyestone	Joe Ferns	Wassim Hassan Subratty	Dale Woodfin	Sue Webb	Libbe Llewellyn	Sam Murphy
Deanna Newcomb	Jonna Maddox	Christopher G Young	Bridget Sanders	Jeffrey McCray	Micah Schreiner	Bahir Yousuff
Ian C Schulz	Brent And Jenn Campbell	David Qualls	Caroline Geier	Nicholas Shea	Charles Fleming	Andrew Hodgson
Brian Daniels	Nickie And Adam Scutieris	David And Melodie Gilbert	David Stiggers	BJ Bentley	Ramon Torres Diaz	Jonathan T Turner
Yuki Seever	Paul Beckmann	Joe Chandler	Mark Stiggers	Austin Jett	Nicholas Motto	Bruce Zakee Rasheed
Scott Michael Calvelli	Brian Morton	Daniel Kent	Jennifer Parham	Mollie Quinn	Joseph Bruns	Lila Milburn
Thomas Meason	Michael F Shaw	Jonathan DeLaune	Adam Micelica	Wiley Turnipseed	Donna Van Netten	Barbara Schuster
Chris Clark	Silas C/O Father Chandle...	Eric Hungenberg	William Smith	Jerome Pertep	Howard Hassrich	Jordan Winters
Heidi Hefferlin	Chris Travis	Jonathan Frost	Thilo Meinken	Seamus Kelley	John M. Werner	William P. Belcher Jr
April Holton	Edward Hatfield	Christian Thomas	Juan Gonzalez	Mateo Gonzalez	Ruben Gonzalez	Holly Ward
Ryan Lawand	Jessica Giles	Benjamin Taylor	Tiffany Gibby	Kathleen Musyl	Aaron Duke	John W Hensley
Heidi Hensley	Abby Hensley	Karl Hilliard	Conner John Hensley	Steves Manigat	Keith Elder	Blanca Lira
Brian F Gartlan	Gary W. Garrison Jr.	Lee Sabo	Jessica Craig	Jonathan Adams	Jason E. Bentley	Leroy McGraw
Sharon Turner	David Turner	Enrique A. Francia	Vinny Geary	Rikki Clifford	Andreas Tuerpe	Jonathan Luna
Tim Burchfield	Danny Cullinane	Louisa Mesich	Matt Hudson	Jemma N Salas	Lukas Schon Kendall	Zackary Fenderson
Chuck York	Cash Fields	Jack Barrett	Michelle Zellner	James Whitaker	Alexandra Crabtree	David Crabtree
Brent L. Atchley	Michael Teska	William B Compton	Jeremy Bottomley	Lulu Copeland	Mary Lou Mangan-Lamb	Lois Mangan-Lamb
Declan Mangan-Lamb	William Mangan-Lamb	Mary Arnold	Scott Rouse	Cooper Bell	Audra Bell	Sofia Bell
Gordon Bell	Christian Damico	Mark Cohmeier	Jeff Perry	Tim Ratliff	Sandra W. Russell	Paul Luna
Catherine (Katti) Clark	Brian Costin	Seth Hood	Jonathan Maley	Carolyn Sitzie	Jason Capers	Gabe Phillips
April T Legge	David Legge	Jason Bryant	Shuchen Liu	Westley Steele	Chris Heberer	Cecelia Gaynor
Brandt Phillips	Schuyler Colling	Matt Mihoci	Vikram Rao	Bertram Kuykendall	Jaime Gray	Jason Bonanno
Nancy Hullam	Mike And Karen Payne	Graham Thompson	Jeremy Zohr	Maria Christina Hurtado	Oscar Gayton Cruz	Lori Lester
Lindsey Lester	Zana Anderson	Jeffrey Herndon	Kade Allen	Barbara Gaphart	Naomi Lewis	Alexander Llano
Nayeli Sanchez	Jason Bell	Miguel Aguilera	Marianne Felins	Edward Chapman Brown Jr	Nathan And Leslie Bell	Jason E.F.D.
Jeffrey Braswell	Roland Adams	Dev Kori	Elise & Sophie C/O Aunt...	Michael A. Negron	Mark Mollenkof	Curtis Ward
Thomas S. Lyons	Janis W Strunk	Susan Kelly-Gilbert	Phillip Hagen	Darryl Odom Jr	Craig DOESCHER	Russell Hobby
Ramona LaTronica	Tucker A. Wingo	Isaac Duncan III	Ryan Wise	Nicholas Davis	Benjamin Kaufmann	Alison Shaw
Morgan Shaw	Carol Martin	Christopher P Stearns	Cameron Miller	Erik Nelson	Derek Hale	Eli Binder
Katelyn Carlson	Philip Wood	Rafael Escobedo	Patrick England	Jeremy Barrett	Matthew Bristley	Michael Quackenbush
Patrick Clossin	Ardyce Ricolfo	Joe Kazhila	Liody Dover	John Murphy	James & Kristin Klemme	Sarah Doyle
Cameron Towe	Jay L. Simmons	Thomas Ertel	Joe Augustine	James Robert Miller III	Zack Seymour	Beth M Klimko
Ryan Courtney	David Troxell	Arnaud DARRAS	Dan Ryan	Dennis Sills	David Littlejohn	Mia Littlejohn
Sullivan Littlejohn	Edison Littlejohn	Humanaut Littlejohn	Jason Relm	Chip Baker	Todd Brossart	Roy Cockrum
Timothy Mahla	Kate Robertson	Carol Morris	Alan Madison	Brian Michael Davis	Stephen Gregory Davis	Silvie Weiss-Reed
Virginia Brooks	Celinda LoBosco	Donald Benedict	Paul Bing	Randall Hall	James Jones	John Mosley
Laureanna Crump	Samuel T Gatlin	Lisa J Gatlin	John Miller	Richard And Katherine Th...	Matthew Williams	Virginia Thomason
Raul Hidalgo	Graceful Beam	David Bang	Elijah Abram I	Randall Tipton	Fritsi Butler	Owen Andrejco
Ethan Williams	Thomas Knight	Ben Hooper	Steven Briggs	Sandy Berry	William Panabianco	Richard J Thomas Jr
Nick Yosai	Miriam Mirkamilov	Elissa Weichbrodt	Ezekiel Weichbrodt	Miles Weichbrodt	Erwin Quaile	Christopher G Crump
Joseph Satterfield	Jacob Carney	Charisse De Belen	Daniel Jared Hogan	Madaline Hatch	Susan Lazenby	Adam George
Nadia Haven	Artur Wiercicki	Joseph Loftes	Christopher Richmond	Henry Traxel	Mark A Palmer	Juan Yon
Graham Schreiner	Kyle McDill	Kathleen Nolte	Daniel McDill	Dusty Weichbrodt	Chad Smith	Davey Smith
Jacob Wilson	Daniel Zhang	Trent Willingham	Ryan Morrison	Todd Zinkann	Enrique Aycroll II	Brian Douglas
Daniel W. Harms	Ada Glenn DiGiacco	Matt Graham	William Harris	Justin Polane	Jay William Bell	Hikkert Family
Joseph Dinh	Kyle Russell	Herbert Lee	David Sergeant	Peter Chrustowski	Cael Hill	Joshua Cutler
William Hill	Eddie Davidson	Tom Hammond	James Anderson	Kara Lea	William Ross Sturmate	Andy Johnson
Brian Abie	Ryland Toon	Mario Lauzon	Lynne M A Dorsey	Piyasom Saeliew	Dalton Trapper Wolf	Ray Johnson
Sharon Schechter	Joe David Lee	Brandon Adams	Chip Walton	John Greninger	Austin Gardner	Parrish Mitchell
Jeffrey Gallaher	Blake Feagans	Logan Parrish	Maurice Hernandez	Robert Burke	Avrin Ross	Kurt J. Faires
Amy Pollok	David Dixon	Benjamin Knox Campbell	Timothy Burke	Steve Killan	Drew Millard	Sarah Norwood
Harvey Medoeris	Tristan Stafford	Nathan Provost	Alex Tucker	John O Shea	Pamela Schreiner	Charles R Logan
Willie Paca	Allen Padgett	Jeff Miller	Michael E Cooper	Breanna Grey	David Cook	Bruce Young
Andrew Welgus	Luke Sandblom	Marsha Snowalker	Michelle Denius	Kelli Ballard	Tory Ford	William Shumate
Dodie Shumate	Dennis Dobbs	Savannah S Medearis	Khollon Allen	R Desmond Fahie	Greg Lane	Jerome Harmon
Niki Kelley	Matthew Sweet	Deborah R. Adams	Brad Howell	Bryan Hartman	Clay & Gina Crumbliss	Clay Watson
Clayton Watson	Kennedy Watson	James Bentley IV	Graham D Bentley	Anthony Simmons	Kristen Williams	Akeem Dirt
Colton Hoffman	Aaron James Rusch	Erik William Rusch	Danny VanValkinburgh	Evelyn Rusch	Robby Tyson	Theo Pedro Orozco
Brandon Simon Mocario	Eric Blackwell	Travis Thurmond	Kris Rusch	Jayden Green	Connor Coulter	Barton Mitchell
Robert Quinn	Brendan Wall	Gustavo Gonzales	Brian Altaro	Sam Pogoni	Ellie Leonard	Evan Lewis
Richard Nurik	Karen Padgett	Colin Womack	Charles McFerron	Kaden SCHMITT	Christopher Ashrough	Ansley DeFoor
Juanita Head Tumelaire	Greg May	Tim Lowe	Andy Chow	Peter George Fuller	Hannah Griggs	Jamal Nesbitt
Jonathan Rapp	Elise Randolph	Michael L. Valenzuela	Jason Poor	Elizabeth Kate Stophel	Jeremiah Fox	Agbolade Abayomi
Adam Shindler	Mark Slater Jr	Whit Helvorson	Erick Bravo	Sam Snyder	Michael Shindler	Cree Love
Lori Drake	John B Carden IV	Ian von Meter	Jim Smith	Preston Bailey	Reynaldo Fuste	Dawson Wheeler
Peter Hoag	Alisha Mitchell-Rusch	Tom Porterfield	Abdullah E. Bahkali	Cory Wallen	Jenna Nunk	Susan Salt
Pete Ferrante	Karen Kalley	Justin M Braddock	John Parkhurst	Clifford Hudgins	Elizabeth Parkhurst	James Hobbs
Adam Kinsey	Charles Wood	Melanie Alton	Vicki Hudgins	Jeffrey Hinkle	Scott Cline	Kyle O'Rear
Anthony Iwanczyk	Ryan Ewalt	Brian Webb	Zachary Smith	Richard Miller	The Labado Family	Cameron J Sharp
Walter D Parkhurst	Joseph McGuire	Heidi Wheelock	Alex York	Chip Griffin	Doug Wheelock	Jessica C Trill
John Wilson	Daphne Ekmanis	Andrew C Fenwick	Matthias Anderson	Victoria Dengel	David Levy	The Arnolds
John Howard	Kerry Rickard	William Ferguson	Harry Thompson	Juan Gonzalez	Francis Peacock	Martina Guilfoil
Scott Soltau	Chris Bolthrop	Myra Brock Rustand	Julian Desoche	Takehiko Nakamura	Mason Tate Rustand	Alessandro Pugliese
Sage Bridger Rustand	Mark Elam	Brett Lynn	Shannon Knight	Julian & Lakeesha Ewing	Amelia K Fleming	Rocco F Turso JR
Richard Bazanson	Mrs. Robyn MASSA	John Patinski	Laura Margaret Jones	Richard Cunningham	Sean Burney	Adam Dees
Ray Moss	Rick W Sbey	Herbert A Thornbury	Julia Britton	Michael Reed Famsley	Nathan Dougherty	Belou Anderson
Kathleen Hunt	Tyler Kaido	Neyland Fansley	Noah Burney	Leo Anderson	Jeffrey Quesnelle	Jillian Kaido
Tyler Kitchens	Jenii Kaido	Christina Thoreson	Megha Shah	Jennifer Leone	Antonius Bodewes	Emme Wright
Ken U. Jordan II	Peter A Noll	Adam Martin	Dr Barry K Snyder	David Eichenthal	Sean Pflugner	Alisha Mitchell-Rusch
Patricia A. Daniel	Judy Jones	Brian Hackathorne	Steve Veltkamp	Anna Cook	Arik Housley	Richard Bomber
Ian Gonzales	Gareth Riley-Ayers	Christian Sullivan	Bryant Harbin	Karch Skiles	James Burke	Brett Gallaher
Harry Henck	Brian Welchsh	Jonathan Perez	Mark Carlson	Madison L Smith	Sylvia Gardenhire	Travis Dodge
Ryan PRESCOD	Shubhayan Mukherjee	Thomas Shirley	Katherine Rodgers	Dennis L BRIGGS	Daniel Porterfield	Cedric Burke
Keith Homfeldt	Benjamin Pitts	Christopher Goodwin	Bill Elliott	Paul J Fitzpatrick	Peyton Elliott	Trey Elliott
Angela Garcia	Ellie Johnson	Patrick Bobo	Rick Montague	Veronica Celeste	Philip White	Christopher Delusky
Sheldon Grizzle	Kevin Johnson	John Templeton	Alexander Thurber	Ellen M Thompson	William Gloss	Alan Waxenberg
Ashley Honeycutt	James M Overton	Edwin Duke	Mr. Nick Wilkinson	Basu Parker Andersen	David Beiltz	Kathryn Rawley
Reginald Jones	Jason Luther	Tamara Byron	Christian Bolanos	Lee Sutherland	J. Daniel Ballew	Marcus Kishaw
Freeman T Nalley	Michael McCawley	Brian McNutt	Tanner Roach	Isaac Leland Parks	James Wheeler	Luther Ringold
Brooke Ritterbush	Chelsey Primenza Voigt	Michael Pollerana	David Montgomery	Grant Sutherland	Lori Nelson	Brandon Deering
Franklin Hughes	Marco Carrizales	North River Soccer Assoc...	Robert Hickey	Chris Fox	Travis Brady	Thomas Acree
Blake Drennen	Daniel Marsh	Jennifer Herrett-Skjellum	Steve Jacoway	James Jeremy Swilley	Henry Hartley	Cory McDaniel
Tim HENSHAW	Larry C. Hutchinson	Timothy Quebbemann	Scott Thornton	Chet Tschetter	Daniel Talley	Aayron Morton
John D Buecker	Banner Brock	Gregory B Askew	Michael Krigbaum And A...	Matt And Elyse Lochstam...	Myra Brock	Tyler Tallent
Patrick Rhyne	Emerson Brock	Acree Brock	Canon Brock	Joe A Myral	Colin Wright	Bennett Brock
Cheryl Millsaps	Eloe J Marquez	Stephen H Hall	Connor Beard	Steve Marsh	Brian Daniel	David Farmer
Robert Stinson	Jade F Dutra	Marianne Fellis	Brian Greene	Abigail Carlson	Marsha Smith	Margaret P Wade
Samantha Greene	Ben Johnson	Wyatt Mason Daniel	Pete Ochel	Emily Russman	Joseph Fisher Daniel	Joel Beebe
Hector Patino	Collin Turner	Ed Dailey	Chris Merzbacher	Andrew Michael Header	Kathryn E Murphy	M Naylor
David Barr	Mackenzie Douglass	Stephany Shinoock	Jeff Dickerson	Dean Naylor	Jan And Tory Johnston	Vickie Ward
Sam Barron	Troy Browder	Sheila Shah And Jason Bell	Daniel Madden	Jerry G. Larger	Jimmy Goddard	Wes Bright
Rachel Hardinge	Reggie S Hixson	Daniel M Sharp	Solo Lamo	Matt Birnbach	Elbert R Key	Sean Landry
Richard Mendoza	Haley Bourne	Leslie Bennett	Henry Callaway II	Mark Walter	Nathan Lang	Amado Waycott
Marissa Anderson	Christopher Skirda	James Tolliver	James Caleb Blakley	William Wilson	Michelle Blakley	Jon Mike
Amy R Flanagan	Hernan & Sherme	Schaefer Grace Blakley	Joseph Daniel Lisa	Mark Kriley III	Jean M Or Alan L Larson	Tara Bennett
George Muir	Joseph Sinetek	Gladys Pineda	Drew Murphy	Parks Harding	Diane Norton	Ted Moew
Michael Riccardi	William Bruce	Joaquin Colon-Nava	Marcel Martorano	Pasha Saberi	Wesley Clifton	Zach Zwadzich
Lauren Reid	Chris Parkinson	Mike Cathey	Omar ANGUIANO	Jake Cantrell	Brigham Thomas	Tabitha Taylor
Austin Richard And Cathe...	Peter M Ferrante	Ron Morris	Brandon Emery	Brian Wright	Christine Elliott	Steve Barringer
Brian Storr	Jeffery Walton	Suzanne Limerick	Chris Meadows	Kent McGill	Samuel Smartt	Gregory Brown
William Bennett	Benjamin Traxel	Andrew Cook	Homer Hanna	Jonny Price		

Thank You!

From the Chattanooga Football Club Team

      

Sheldon Grizzle
Co-Founder / Board Member

Tim Kelly
Chairman of the Board, Co-Founder, Board Member

Krue Brock
CoFounder, Board Member, Director Foundation

Marshall Brock
Co-Founder, Board Member

Thomas Clark
Co-Founder, Board Member

Daryl Heald
Co-Founder, Board Member

Paul Rustand
Secretary, Co-Founder, Board Member

 

Jeremy Alumbaugh
Managing Director

Davis GRIZZARD

     

Peter David Woolcock
Director of Game Day Operations; Ticketing

Reed Farnsley
Director of Ticketing and Camps

David Smotherman
Director of Merchandise

Charlie Milburn
Social Media and Public Relations Manager

Bill Elliott
Head Coach; General Manager

Peter Fuller
Associate Head Coach

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Davis Grizzard	President & CEO @ SageHill Investors	2020
Casey Hammontree	Investment Manager @ Resolute Capital Partners	2022
Jamion Williams	Technical @ Blue Cross Blue Shield	2021
Thomas Clark	FTC Development @ Director of Development	2018
Sheldon Grizzle	Real Estate Developer @ Thousand Hill Company	2018
Paul Rustand	Designer @ Widgets and Stone, LLC	2018

Officers

OFFICER	TITLE	JOINED
Davis Grizzard	CEO	2020
Casey Hammontree	Treasurer	2022
Sheldon Grizzle	Secretary	2018
Paul Rustand	Chairman	2018

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2018	$200,000	Common Stock	Regulation D, Rule 506(b)
12/2018	$447,956	Common Stock	Regulation D, Rule 506(b)
06/2019	$872,750		4(a)(6)
01/2020	$605,000	Preferred Stock	Regulation D, Rule 506(b)
04/2022	$3,526,700	Preferred Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B Units	0	0	No
Class A Units	53,349.79217	53,349.79217	Yes
Class S Units	20,000	6,972	No

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Stadium Lease Terms. The Company leases the use of a stadium; it does not own its own stadium. The current lease is a 3 year commitment with an option for a 1 year extension through the 2025 season. While the team's lease is a significant source of revenue for the stadium, there is no guarantee that the lease will be renewed for the Company on similar or feasible terms in the future. Should the Company's lease expire or should the Company and the stadium fail to come to agreement, the Company would need to find another venue and there is no guarantee that another facility would provide similar features, cost-effective lease terms or revenue stream opportunities.

Payment of dividends. The Company is not required to, and there is no guarantee that the Company will, pay dividends in any year.

The Company may not have sufficient financial resources to successfully compete in the semi-pro or professional sports industries. A large number of enterprises provide similar services. The Company will be competing with startup and established businesses that may have an operating history, greater financial resources, management experience and market share than the Company have. There can be no assurance that the Company will be able to compete or capture adequate market share. The Company may not be profitable if it cannot compete successfully with other businesses.

Company has incurred losses and may incur future losses. The Company has had years of profitability and years of losses. The Company expect to experience losses from operations for some time during this transition to a new league. The Company cannot predict when or if the Company will become profitable. If the Company achieves profitability, the Company may not be able to sustain it.

Company has a limited operating history. Company was incorporated in October 2018 and has been operating since May 2009. The Company was initially operated on a volunteer basis and only recently hired staff. Prior to the hiring of an executive, the Company was profitable. Since the hiring of a full time executive, the Company has not consistently produced a profit. There is no assurance that the Company will ever produce significant or any profit. As a relatively new enterprise, the Company are likely to be subject to risks that management has not anticipated. It is possible that the proceeds from this offering and other resources may not be sufficient for us to continue to finance operations as projected.

The Company depends on the services of key employees, whose knowledge of semi-pro and professional soccer would be difficult to replace. The Company currently does not have a firm plan fully detailing how to replace these persons in the case of death or disability, although this is mitigated by significant skill redundancies among the founders. The Company's success also depends on the Company's ability to recruit, train, and retain qualified personnel. The loss of the services of any of the key members of senior management, other key personnel, or the Company's inability to recruit, train, and retain senior management or key personnel may have a material adverse effect on the Company's business, operating results, and financial condition. The business may be harmed if the Company lose the services of these people and the Company are not able to attract and retain qualified replacements.

Company's Operating Costs May Rise . The Company has budgeted for a wide range of operating costs based on current conditions, but unforeseen conditions could cause operating costs to rise substantially. For example, stadium leasing fees, administrative costs, costs due to expansion into a new league among others may all be larger than expected. An increase in such projected costs or in other operating costs could cause the Company to be unprofitable.

Control of the Company . Control of the Company and all of its operations are, and will remain, solely with its (Officers, Directors, Managers). Investors must rely upon the judgment and skills of such persons.

The Company's success depends on the ability to obtain, maintain, defend and enforce intellectual property rights. The Company's ability to compete against other businesses selling similar products depends on its ability to secure and enforce intellectual property rights, including trademark and trade secret rights. However, there is no guarantee that any trademark applications that the Company have filed (or the Company may in the future file) will be approved, and any trademark registrations that have issued (or may in the future issue) could be held invalid due to the Company's conduct or challenges by third parties. The Company could lose its trade secret rights if the Company fail to properly protect confidential information. Even to the extent that the Company's intellectual property rights are valid, enforcing those rights could involve costly legal processes that the Company may not be able to bring to a successful conclusion.

The Board of Directors are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Unfavorable weather, earthquakes and other natural disasters could impact the Company's success . The Company intends to build/has built its project in a geographic area which is exposed to earthquakes, weather-related problems, and other natural disasters. Such disasters could cause damage to the project, interrupt power supplies, hamper delivery of water to or from the plant, or otherwise lead to a loss of revenue or an increase in costs to the Company.

Competition. The Club faces competition from another team that plays in Chattanooga. Although the club feels strongly that its fan loyalty will sustain its business model, there is a risk of lower attendance and revenue due to the competition from the new club.

Small Management Team. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for **Prior Reg CF Raise**

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[®];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for **Prior Reg CF Raise**

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

- unrelated third party valuations of our common stock;

- the price at which we sell other securities, such as convertible debt or preferred stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common stock;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Beautiful Game, Inc.

- Tennessee Public Benefit Corporation
- Organized October 2018
- 14 employees

1307 Carter Street
Chattanooga TN 37402

http://www.chattanoogafc.com

Business Description

Refer to the Chattanooga Football Club profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Chattanooga Football Club is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.